

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Thomas Seifert
Chief Financial Officer
Orbsat Corp
18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

      Re: Orbsat Corp
          Registration Statement on Form S-1
          Filed December 4, 2020
          File No. 333-251159

Dear Mr. Seifert:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael C. Foland at (202) 551-6711 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Alec Orudjev